Exhibit 99.1

New Oriental Announces Unaudited Results for the Third Fiscal Quarter

Ended February 28, 2014

Third Quarter Net Revenues increased by 16.4% Year-Over-Year

Third Quarter Operating Income increased by 30.5% Year-Over-Year

Third Quarter Net Income Attributable to New Oriental increased by 50.2% Year-Over-Year

Beijing, April 28, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2014, which is the third quarter of New Oriental’s fiscal year 2014.

Highlights for the Third Fiscal Quarter Ended February 28, 2014

•	Total net revenues increased by 16.4% year-over-year to US$254.4 million from US$218.5 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 50.2% year-over-year to US$42.1 million from US$28.0 million in the same period of the prior fiscal year.

•	Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 36.6% year-over-year to US$47.4 million from US$34.7 million in the same period of the prior fiscal year.

•	Operating income increased by 30.5% year-over-year to US$30.7 million from US$23.5 million in the same period of the prior fiscal year.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 19.2% year-over-year to US$36.0 million from US$30.2 million in the same period of the prior fiscal year.

•	Basic and diluted net income attributable to New Oriental per ADS were US$0.27 and US$0.27, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.30 and US$0.30, respectively. Each ADS represents one common share of the Company.

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 4.5% year-over-year to approximately 602,900 from approximately 576,900 in the same period of the prior fiscal year.

•	The total number of schools and learning centers was 700 as of February 28, 2014, a decrease of 33 facilities from 733 as of February 28, 2013. The total number of schools was 57 as of February 28, 2014. The number of schools and learning centers decreased by 11 in the third fiscal quarter to 700 as of February 28, 2014, down from 711 as of November 30, 2013.

Financial and Student Enrollments Summary – Third Fiscal Quarter 2014 and First Nine Months of Fiscal Year 2014

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q3 of FY2014	Q3 of FY2013	Pct. Change
Net revenues	254,407	218,474	16.4%
Net income attributable to New Oriental	42,080	28,009	50.2%
Non-GAAP net income attributable to New Oriental(1)	47,440	34,735	36.6%
Operating income	30,655	23,490	30.5%
Non-GAAP operating income(1)	36,015	30,216	19.2%
Net income per ADS attributable to New Oriental - basic	0.27	0.18	49.9%
Net income per ADS attributable to New Oriental - diluted	0.27	0.18	50.2%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)	0.30	0.22	36.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)	0.30	0.22	36.5%
Total student enrollments in academic subjects tutoring and test preparation courses	602,900	576,900	4.5%

	YTD 9-Mo FY 2014	YTD 9-Mo FY 2013	Pct. Change
Net revenues	851,400	720,209	18.2%
Net income attributable to New Oriental	172,822	108,092	59.9%
Non-GAAP net income attributable to New Oriental (1)	188,947	128,339	47.2%
Operating income	166,787	98,188	69.9%
Non-GAAP operating income (1)	182,912	118,435	54.4%
Net income per ADS attributable to New Oriental - basic	1.11	0.69	59.9%
Net income per ADS attributable to New Oriental - diluted	1.10	0.68	60.0%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.21	0.82	47.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.20	0.81	47.3%
Total student enrollments in academic subjects tutoring and test preparation courses	2,087,400	1,981,300	5.4%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to have recorded continued improvement in profitability during the quarter, with net income growing by 50.2% year-over-year to approximately US$42.1 million and operating income increasing by 30.5% year-over-year to approximately US$30.7 million. We also saw continued strong margin expansion during this fiscal quarter, with operating margin increasing by 120 basis points to 12.0% from 10.8% and net margin increasing by 370 basis points to 16.5% from 12.8%. As we continued to benefit from the execution of our “Harvest the Market” strategy, during the first nine months of fiscal year 2014 our gross margin increased by 60 basis points to 60.3% from 59.7%, operating margin increased by 600 basis points to 19.6% from 13.6%, and net margin increased by 530 basis points to 20.3% from 15.0%. We are on track to achieve our full year operating margin target of 16% to 17% for this 2014 fiscal year.”

Mr. Yu continued, “While we achieved very strong results on the bottom line during the quarter, we maintained a steady revenue growth rate of 16.4% year-over-year. This lower-than-forecasted revenue growth rate reflects a subdued growth in enrollments of 4.5% to approximately 602,900. Three factors in particular influenced enrollment growth during the quarter. First, we ended the third fiscal quarter with 700 schools and learning centers, 33 fewer than the year-ago period. We also opened new learning centers at a slower pace than expected during the quarter, with 5 new learning centers opened and 16 existing centers closed. In the quarters ahead, we plan to accelerate the pace of opening new learning centers, with a focus on opening new learning centers in fast growing, high profit margin cities. Second, our adult English and domestic college English test preparation business lines continued to decline, with revenues decreasing by 3.5% and 2.8%, respectively, year-on-year. Third, we experienced slower growth in our POP Kids programs targeting kids aged 6 to 12. Enrollments in these programs declined by approximately 12.2% year-over-year to approximately 163,400 in the third quarter. It is important to note that we are in the midst of launching new POP Kids programs in the third and fourth fiscal quarters and enrollments are typically slower during these transition periods. We expect POP Kids enrollments to pick up in the summer quarter once the new programs are launched and we increase promotional efforts.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Although the program transition currently underway in our POP Kids offering impacted growth in this segment during the quarter, we are encouraged that our overseas study business and middle and high school U-Can business continued to perform well. Our overseas test preparation and overseas study consulting businesses together recorded year-over-year gross revenue growth of approximately 22.2% in the quarter, to approximately US$92.8 million, while our U-Can grade 7 to 12 all-subjects after-school tutoring business recorded year-over-year gross revenue growth of about 21.0% to approximately US$77.6 million.”

Updates on Online Education Strategy

In the third fiscal quarter, the Company continued to make progress on executing its strategy to grow and solidify its leadership position in the large and fast-growing online education market in China. This strategy aims to take full advantage of New Oriental’s premium brand position and unrivalled resources in terms of high-quality teaching content, and consists of three main pillars.

1. Investment in Koolearn.com: The Company’s online education website, Koolearn.com, now hosts over 2,000 online courses, both pre-recorded and live interactive sessions, for teenagers and adults. Offerings include language training, overseas and domestic test preparation and vocational education. As of February 28, 2014, Koolearn.com had recorded a cumulative total of approximately 9 million registered users.

New Oriental continues to invest in the development of new offerings for Koolearn.com that utilize the Company’s existing resources to build new revenue streams. In November 2013, Koolearn.com launched a new training program featuring live broadcasts of a series of New Oriental’s most popular offline test preparation classes. The new program proved very popular with learners, with over 167,100 registrations in the third fiscal quarter and the first 7 weeks of the fourth fiscal quarter. In addition to leveraging the Company’s existing content, this program also enables the Company to improve retention of top-performing teachers.

Koolearn.com is also investing in migrating its offerings from PC-based platforms to mobile and tablets. The “DONUT” game-based mobile learning applications for children aged 2 to 8 have achieved about 7.5 million downloads since its launch in September 2012.

2. Development of O2O Two-way Learning Platform: New Oriental is investing in standardizing and digitalizing its education content and user data in order to establish a database of learning modules for internet based self-learning, practice and assessment. New Oriental is now deploying this digitized content to reshape its traditional offline classroom-teaching offerings and enhance users’ learning experience by offering online learning components that complement and support students’ offline learning activities.

A pilot program currently being offered to students taking U-Can middle and high school tutoring programs in Beijing allows students to continue their self-learning, practice and assessment online after class. The pilot platform is designed to push customized content to students and recommend additional offline courses based on their online study records and performance. The platform also facilitates interaction between students, teachers, and parents across multiple devices like smartphones, tablets, and PCs.

The Company believes that this new learning platform will improve learning productivity, increase customer stickiness, and create new revenue streams through the provision of value-added learning services.

3. Partnerships with Leading Internet Companies: New Oriental intends to develop partnerships focused on online education with some of the largest players in China’s internet market. These partnerships aim to leverage New Oriental’s industry-leading brand, leading content and experience and the partner companies’ cutting-edge technologies and distribution channels to deliver more innovative online education products throughout China.

Financial Results for the Fiscal Quarter Ended February 28, 2014

For the third fiscal quarter of 2014, New Oriental reported net revenues of US$254.4 million, representing a 16.4% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$228.2 million, representing a 15.3% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices. Total student enrollments in academic subjects tutoring and test preparation courses in the third quarter of fiscal year 2014 increased by 4.5% year-over-year to approximately 602,900, from approximately 576,900 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$223.8 million, a 14.8% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$218.4 million, a 16.0% increase year-over-year.

Cost of revenues for the quarter increased by 18.2% year-over-year to US$107.8 million, primarily due to increases in teachers’ compensation.

Selling and marketing expenses for the quarter increased by 19.9% year-over-year to US$37.9 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 8.2% year-over-year to US$78.1 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$72.7 million, an 11.1% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 20.3% to US$5.4 million in the third quarter of fiscal year 2014 from US$6.7 million in the same period of the prior fiscal year.

Operating income for the quarter was US$30.7 million, a 30.5% increase from US$23.5 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$36.0 million, a 19.2% increase from US$30.2 million in the same period of the prior fiscal year.

Operating margin for the quarter was 12.0% compared to 10.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses, for the quarter was 14.2% compared to 13.8% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$42.1 million, representing a 50.2% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.27 and US$0.27, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$47.4 million, representing a 36.6% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.30 and US$0.30, respectively.

Capital expenditures for the quarter were US$7.1 million, primarily attributable to the opening of five new learning centers and renovations at older, existing learning centers.

As of February 28, 2014, New Oriental had cash and cash equivalents of US$355.8 million and short term investment of US$696.2 million, compared to cash and cash equivalents of US$420.6 million and short term investment of US$615.0 million as of November 30, 2013. Net operating cash flow for the quarter was approximately US$78.7 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of February 28, 2014, was US$381.4 million, an increase of 29.8% as compared to US$293.9 million as of February 28, 2013.

Financial Results for the Nine Months Ended February 28, 2014

For the first nine months of fiscal year 2014, New Oriental reported net revenues of US$851.4 million, representing an 18.2% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2014 increased by 5.4% to approximately 2,087,400 from approximately 1,981,300 in the same period of the prior fiscal year.

Operating income for the first nine months of fiscal year 2014 was US$166.8 million, representing a 69.9% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2014 was US$182.9 million, representing a 54.4% increase year-over-year.

Operating margin for the first nine months of fiscal year 2014 was 19.6%, compared to 13.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first nine months of fiscal year 2014 was 21.5%, compared to 16.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2014 was US$172.8 million, representing a 59.9% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2014 amounted to US$1.11 and US$1.10, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2014 was US$188.9 million, representing a 47.2% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2014 amounted to US$1.21 and US$1.20, respectively.

Outlook for Fourth Quarter of Fiscal Year 2014

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2014 (March 1, 2014 to May 31, 2014) to be in the range of US$278.0 million to US$287.6 million, representing year-over-year growth in the range of 16% to 20%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 28, 2014, U.S. Eastern Time (8 PM on April 28, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-507-1610
Hong Kong:	+852-3051-2792
UK:	+44-20-3651-4876

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until May 6, 2014:

International:	+61-2-8199-0299
Passcode:	22061441

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2014 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy

FTI Consulting

Tel: +86-10-8591-1060

Email:    martin.reidy@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email:    zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2014	As of November 30 2013
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	355,782	420,629
Restricted cash	1,635	1,729
Term deposits	99,612	56,184
Short term investments	696,225	614,988
Accounts receivable, net	3,700	3,817
Inventory	23,388	24,407
Deferred tax assets, current	8,380	7,911
Prepaid expenses and other current assets	61,351	60,570
Amounts due from related parties, current	2,427	2,703

Total current assets	1,252,500	1,192,938
Property, plant and equipment, net	231,681	238,737
Land use right, net	4,446	4,514
Amounts due from related parties, non-current	—	1,095
Deferred tax assets, non-current	1,763	1,896
Long term deposit	13,633	13,393
Long term prepaid rent	1,025	912
Restricted cash, non-current	1,789	—
Intangible assets	772	806
Goodwill	3,753	3,786
Long term investments	7,340	7,316

Total assets	1,518,702	1,465,393

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$11,323 and US$10,601 as of November 30, 2013 and February 28, 2014, respectively)	10,796	11,485
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$102,387 and US$105,636 as of November 30, 2013 and February 28, 2014, respectively)	117,054	112,503
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of November 30, 2013 and February 28, 2014, respectively)	—	6,670
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$16,265 and US$11,693 as of November 30, 2013 and February 28, 2014, respectively)	13,688	24,064
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of nil and nil as of November 30, 2013 and February 28, 2014, respectively)	2,444	1,315
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$357,860 and US$375,752 as of November 30, 2013 and February 28, 2014, respectively)	381,358	363,696

Total current liabilities	525,340	519,733
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$1,804 and US$1,767 as of November 30, 2013 and February 28, 2014, respectively)	1,767	1,804

Total long-term liabilities	1,767	1,804
Total liabilities	527,107	521,537

Total shareholder’s equity	991,595	943,856
Total liabilities and shareholder’s equity	1,518,702	1,465,393

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	228,191	197,957
Books and others	26,216	20,517

Total net revenues	254,407	218,474

Operating costs and expenses (note 1):
Cost of revenues	107,767	91,194
Selling and marketing	37,922	31,615
General and administrative	78,063	72,175

Total operating costs and expenses	223,752	194,984

Operating income	30,655	23,490

Other income, net	11,689	8,808
Benefits (Provision) for income taxes	192	(3,874)
Loss from equity method investment	(456)	(415)

Net income attributable to New Oriental Education & Technology Group Inc.	42,080	28,009

Net income per share attributable to New Oriental-Basic	0.27	0.18
Net income per share attributable to New Oriental-Diluted	0.27	0.18
Net income per ADS attributable to New Oriental-Basic (note 2)	0.27	0.18
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.27	0.18
Other comprehensive (loss) income, net of tax	(5,513)	1,126

Comprehensive income	36,567	29,135

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	36,567	29,135

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	5,360	6,726

Total	5,360	6,726

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	78,063	72,175
Share-based compensation expense in general and administrative expenses	5,360	6,726

Non-GAAP general and administrative expenses	72,703	65,449
Total operating costs and expenses	223,752	194,984
Share-based compensation expenses	5,360	6,726

Non-GAAP operating costs and expenses	218,392	188,258
Operating income	30,655	23,490
Share-based compensation expenses	5,360	6,726

Non-GAAP operating income	36,015	30,216
Operating margin	12.0%	10.8%
Non-GAAP operating margin	14.2%	13.8%
Net income attributable to New Oriental	42,080	28,009
Share-based compensation expense	5,360	6,726

Non-GAAP net income	47,440	34,735
Net income per ADS attributable to New Oriental- Basic (note 1)	0.27	0.18
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.27	0.18
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.30	0.22
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.30	0.22
Weighted average shares used in calculating basic net income per ADS (note 1)	156,297,278	155,907,570
Weighted average shares used in calculating diluted net income per ADS (note 1)	158,378,574	158,344,168
Non-GAAP income per share - basic	0.30	0.22
Non-GAAP income per share - diluted	0.30	0.22

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	769,959	655,096
Books and others	81,441	65,113

Total net revenues	851,400	720,209

Operating costs and expenses (note 1):
Cost of revenues	337,850	290,089
Selling and marketing	117,396	105,432
General and administrative	229,367	226,500

Total operating costs and expenses	684,613	622,021

Operating income	166,787	98,188

Other income, net	31,618	24,178
Provision for income taxes	(24,130)	(13,001)
Loss from equity method investment	(1,453)	(866)
Income from continuing operations	172,822	108,499
Loss on discontinued operations, net of tax	—	(407)

Net income attributable to New Oriental Education & Technology Group Inc.	172,822	108,092

Net income (loss) per share attributable to New Oriental-Basic
Income from continuing operations	1.11	0.70
Loss on discontinued operations	—	(0.00)
Net income (loss) per share attributable to New Oriental-Diluted
Income from continuing operations	1.10	0.69
Loss on discontinued operations	—	(0.00)
Net income (loss) per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	1.11	0.70
Loss on discontinued operations	—	(0.00)
Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	1.10	0.69
Loss on discontinued operations	—	(0.00)
Other comprehensive income, net of tax	2,400	17,129

Comprehensive income	175,222	125,221

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	175,222	125,221

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	16,125	20,247

Total	16,125	20,247

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	229,367	226,500
Share-based compensation expense in general and administrative expenses	16,125	20,247

Non-GAAP general and administrative expenses	213,242	206,253
Total operating costs and expenses	684,613	622,021
Share-based compensation expenses	16,125	20,247

Non-GAAP operating costs and expenses	668,488	601,774
Operating income	166,787	98,188
Share-based compensation expenses	16,125	20,247

Non-GAAP operating income	182,912	118,435
Operating margin	19.6%	13.6%
Non-GAAP operating margin	21.5%	16.4%
Net income attributable to New Oriental	172,822	108,092
Share-based compensation expense	16,125	20,247

Non-GAAP net income	188,947	128,339
Net income per ADS attributable to New Oriental- Basic (note 1)	1.11	0.69
Net income per ADS attributable to New Oriental- Diluted (note 1)	1.10	0.68
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.21	0.82
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.20	0.81
Weighted average shares used in calculating basic net income per ADS (note 1)	155,752,666	155,779,273
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,773,251	157,840,299
Non-GAAP income per share - basic	1.21	0.82
Non-GAAP income per share - diluted	1.20	0.81

Note 1: Each ADS represents one common share.